Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges
(amounts in thousands)

	Three months ended March 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007(1)	Year ended December 31, 2006(1)	Year ended December 31, 2005(1)	Period from August 12, 2004 (Inception) through December 31, 2004(1)
Earnings (loss):
Income (loss) before equity in income of unconsolidated affiliate and income tax expense	129,511	77,220	(1,077,601)	205,000	120,868	69,777	(8,024)
Add: Fixed charges from below	36,041	289,374	564,614	617,504	430,384	107,792	21

Total earnings (loss) before equity in income of unconsolidated affiliate, income tax expense, and fixed charges	165,552	366,594	(512,987)	822,504	551,252	177,569	(8,003)
Fixed charges:
Interest expenses	36,041	289,374	564,614	617,504	430,384	107,792	21

Total fixed charges	36,041	289,374	564,614	617,504	430,384	107,792	21
Ratio of earnings (loss) to fixed charges	4.6	1.3	(2)	1.3	1.3	1.6	(3)

(1)
Certain prior period information has been reclassified to conform to the current period's presentation.

(2)
Losses exceeded fixed charges by approximately $513.0 million for the year ended December 31, 2008. The coverage deficiency for total fixed charges for the year ended December 31, 2008 was $1,077.6 million to arrive at a one-to-one ratio.

(3)
Losses exceeded fixed charges by approximately $8.0 million for the period from August 12, 2004 (the date of inception) through December 31, 2004. The coverage deficiency for total fixed charges for the period from August 12, 2004 (inception) through December 31, 2004 was $8.0 million to arrive at a one-to-one ratio.